Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Compton Petroleum announces second quarter results

     CALGARY, Aug. 11 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to announce its financial and operating results for the quarter ended June 30, 2008 and provide an update on its strategic review process.

     STRATEGIC REVIEW PROCESS

     On February 28, 2008, the Board of Directors of Compton announced that it was conducting a formal review of the Company's business plans and strategic alternatives for enhancing shareholder value. The Board appointed a Special
Committee comprised of independent directors to conduct the review and retained Tristone Capital Inc. and UBS Securities Canada Inc. as independent financial advisors to assist the Company in the conduct of the review. The review included, among other considerations, the exploration of potential asset divestments, equity alternatives, strategic alliances, joint venture opportunities, mergers or a corporate transaction.
     On June 11, 2008, the Special Committee received independent reports and recommendations from its financial advisors and after due deliberation and on the recommendation of the Special Committee, the Board of Directors determined to commence a process to seek a buyer for all the outstanding shares of the
Company.
     Currently, the Company together with the advisors, are in the process of preparing a Data Room that will be accessible to interested purchasers in early September. The sale process is expected to conclude this autumn.
     The Company is pursuing an active third quarter drilling program, however, in view of the sales process, will not be providing updated guidance nor hosting a conference call in relation to this news release.

     <<
     SECOND QUARTER 2008 HIGHLIGHTS

     -   Second quarter 2008 natural gas production of 150 mmcf/d, a 15% year over year increase.
     -   Total second quarter production averaged 30,557 boe/d, a 6% year over year increase.
     -   Funds flow from operations of $77 million for the quarter ended
         June 30, 2008, a 58% increase over last year.
     -   Second quarter 2008 adjusted net earnings from operations of
         $22 million, a 144% year over year increase.

     FINANCIAL SUMMARY
     -------------------------------------------------------------------------
                              Three Months Ended           Six Months Ended
     ($000s, except                 June 30                     June 30
      per share
      amounts)               2008      2007  Change     2008      2007  Change
     -------------------------------------------------------------------------
     Gross revenue       $186,797  $126,171    48%  $349,230  $267,048    31%
     Funds flow from
      operations(1)(2)   $ 76,651  $ 48,582    58%  $145,973  $117,365    24%
     Per share
       - basic(1)        $   0.59  $   0.38    55%  $   1.13  $   0.91    24%
       - diluted(1)      $   0.58  $   0.36    61%  $   1.10  $   0.88    25%
     Adjusted net
      earnings from
      operations(1)      $ 22,319  $  9,137   144%  $ 41,336  $ 31,471    31%
     Per share
       - basic(1)        $   0.17  $   0.07   143%  $   0.32  $   0.24    33%
       - diluted(1)      $   0.17  $   0.07   143%  $   0.31  $   0.24    29%
     Net earnings        $ (8,561) $ 45,307  -119%  $ (6,942) $ 59,026  -112%
     Per share
       - basic           $  (0.07) $   0.35  -120%  $  (0.05) $   0.46  -111%
       - diluted         $  (0.07) $   0.34  -121%  $  (0.05) $   0.44  -111%
     Capital
      expenditures       $ 64,138  $ 51,133    25%  $175,665  $112,500    56%
     -------------------------------------------------------------------------
     (1) See advisory statements at the beginning of Management's Discussion and Analysis.
     (2) Funds flow from operations was referred to as adjusted cash flow from operations in prior filings.

     OPERATING SUMMARY
     -------------------------------------------------------------------------
                              Three Months Ended           Six Months Ended
                                    June 30                     June 30
                             2008      2007  Change     2008      2007  Change
     -------------------------------------------------------------------------
     Average daily
      production
       Natural gas
        (mmcf/d)              150       130    15%       160       139    15%
       Liquids (bbls/d)     5,643     7,199   -22%     5,326     7,959   -33%
     -------------------------------------------------------------------------
       Total (boe/d)       30,557    28,918     6%    31,916    31,105     3%

     Realized prices
       Natural gas
        ($/mcf)          $   9.42  $   6.92    36%  $   8.39  $   7.09    18%
       Liquids ($/bbl)   $ 110.37  $  60.49    82%  $ 103.13  $  57.74    79%
     -------------------------------------------------------------------------
       Total ($/boe)     $  67.18  $  47.94    40%  $  60.12  $  47.43    27%
     Field netback
      ($/boe)            $  37.60  $  28.55    32%  $  34.97  $  28.22    24%
     -------------------------------------------------------------------------
     >>

     OPERATIONS REVIEW

     Consistent with the industry in general, our field activities during the second quarter of 2008 were restricted by spring break-up and extended wet field conditions that reduced drilling, well completions, and tie-ins. As a result we drilled a total of 34 wells during the quarter as compared to the 99 wells drilled in Q1 2008. The 34 wells drilled during the quarter included six horizontal wells: three at Niton, one at Caroline, and two at Hooker.
     With improved field conditions, activity has increased markedly with a primary focus of applying horizontal wells combined with multi-stage frac completions to our deeper resource plays. As of August 1, 2008, we have 11 operated and two non-operated drilling rigs working. Two drilling rigs are drilling horizontal wells at Hooker, and four rigs are operating at Niton, with three drilling horizontals targeting the Rock Creek and one drilling a vertical Rock Creek test. At Caroline, we have two drilling rigs operating, one drilling a Lower Mannville horizontal test and one drilling a vertical well. In the Plains Belly River play, we have three drilling rigs operating in southern Alberta and finally at Callum, we have just rig released our first horizontal well located using 3D seismic and targeting the Thrusted Belly
River. Multi stage fracs are planned for all of the horizontal wells.

     Drilling Summary

     Of the total 133 (106 net) wells drilled during the first half of this year, 130 wells were classified as development and three as exploratory wells.
The following table summarizes our drilling results in the first half of the year.

     <<
     -------------------------------------------------------------------------
     First Half 2008 Drill
      Summary                     Gas     Oil     D&A   Total     Net  Success
     -------------------------------------------------------------------------
     Southern Alberta              80       -       2      82      79      92%
     Central Alberta               38       5       3      46      22      97%
     -------------------------------------------------------------------------

     Standing, cased wells                                  5       5
     -------------------------------------------------------------------------
     Total                        118       5       5     133     106      96%
     -------------------------------------------------------------------------
     >>

     SOUTHERN ALBERTA: FOOTHILLS

     During the second quarter at our thrusted foothills Belly River gas play at Callum/Cowley, we spudded our first horizontal well using proprietary 3D seismic. The well is located at 14-5-7-1W5M, and was successfully completed using multi stage frac technology. The 14-5 horizontal leg is oriented to maximize the number of natural fractures encountered across this over-pressured natural gas play, and is projected to be on-stream during the third week of August. There are four immediate offset wells located using 3D seismic that Compton is in the process of licensing.

     DEEP BASIN GAS

     Compton has three Deep Basin natural gas resource plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and in central Alberta, and the shallow Plains Belly River play in southern
Alberta.

     Southern Alberta: Hooker

     In the second quarter of 2008, the Hooker pool reached a 100 bcf cumulative production milestone since its discovery by Compton in 1999. During the quarter, we placed our second horizontal Basal Quartz well on production at 15-30-16-29W4M, with an initial production rate of 2.2 mmcfe/d, whereas offsetting vertical wells also on the edge of the play produce, on average, 40 to 100 mcfe/d. The first two horizontal wells successfully targeted the tight margins on the western edge of the Hooker channel. Compton currently has two horizontal wells drilling at Hooker. The third horizontal well at
13-34-18-29W4M will target the middle of the channel, with the fourth well at
1-18-17-29W4M continuing to target the tighter formations on the western edge of the play.
     Hooker is a deep basin channel sand deposit covering over five townships.
Compton is the major landholder and operator in the area, with over 120 net development sections. Horizontal wells together with multi stage frac technology increase the probability of accessing reservoir quality rock with increased gas production rates. Compton is planning to drill up to six additional Hooker horizontal wells in the second half of 2008.

     Central Alberta: Niton and Caroline

     In the Niton area, Compton controls over 270 gross sections of land in this Deep Basin multi-zone area, mainly targeting tight Rock Creek and
Ellerslie (Hooker BQ equivalent) sands.
     During the first half of 2008, Compton drilled 10 Rock Creek horizontals as compared to a total of eight horizontal Rock Creek wells drilled in all of
2007.
     Multiple horizontal locations have been identified on this Rock Creek trend. Compton currently has three rigs in the area drilling high impact Rock
Creek horizontal wells. We plan to drill eight Rock Creek horizontal wells and two Ellerslie horizontal wells in the second half of 2008.
     During the second quarter of 2008, we also completed compressor and pipeline installations at Edson 5-26-53-17W5M on May 30, 2008. The system is
100% Compton owned. The most recent horizontal well at 4-28-52-17W5 tested at rates of 8.1 mmscf/d on post frac cleanup with the well being tested in line.
     Also at Niton, Compton has earned 11 sections of land on farm-ins.
Compton has drilled three Rock Creek vertical oil wells and three Rock Creek horizontal gas wells on these lands.
     At Caroline, where we have 100 gross sections of land, we are currently drilling the area's first horizontal well targeting a sand similar to our
Hooker Basal Quartz pool. With success, a number of follow-ups have been identified.
     At Gilby, immediately north of Caroline, on a play similar to our Niton
Rock Creek area, we drilled a successful Rock Creek vertical well. We hold five offset sections to this well and multiple Rock Creek horizontal locations have been identified as follow-ups to our vertical discovery.

     SHALLOW GAS - Plains Belly River and Edmonton Group

     The Plains Belly River and overlying Edmonton shallow gas zones are comprised of multiple sands, silts, shales, and coals, with an average of 900 vertical metres being gas charged. Our land covers more than 1,200 sections in southern Alberta. We are continuing to focus on downspacing, development drilling, and recompletions in order to establish a resource manufacturing and processing model designed to maximize production and capital efficiency.
     In the second quarter of 2008, we drilled 24 Belly River wells. We currently have three rigs working on our Plains Belly River gas play. The wells typically take two to three days to drill, and are attractive at current
AECO gas prices. We now have over 500 drilling locations identified and in various stages of acquisition.
     At Centron, adjacent to the city of Calgary, Compton acquired and licensed a pipeline system that is currently under construction and will tie in eight standing gas wells. The standing wells are analogues to the well at
02/06-22-22-28W4M, which had an initial production rate of 740 mcf/d.

     Southern Alberta: Vulcan

     Compton placed on production a horizontal Vulcan Lower Mannville I oil well in June 2008. The well is currently producing 225 bbls/d. This pool received Good Production Practice (GPP) on July 19, 2008, which has removed certain production restrictions. We are currently upgrading our Vulcan
9-29-15-25W4M oil battery to accommodate the increased oil and gas production volumes. We anticipate these expansion requirements will benefit future water flood plans for the area. One additional well is planned for the second half of 2008.

     MANAGEMENT'S DISCUSSION AND ANALYSIS
     -------------------------------------------------------------------------

     ADVISORIES

     Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at August 8, 2008 and should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended June 30, 2008 and the audited consolidated financial statements for the year ended December 31,
2007, available in printed form on request and posted on Compton's website.

     Forward Looking Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this MD&A solely for the purpose of generally disclosing Compton's views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Non-GAAP Financial Measures

     Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as funds flow from operations, cash flow per share, adjusted net earnings from operations, adjusted EBITDA, and enterprise value. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
     Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
     Adjusted net earnings from operations represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted net earnings from operations is used by the Company to facilitate comparability of earnings between periods.

     Use of BOE Equivalents

     The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

     <<
     EXECUTIVE SUMMARY

     -   Second quarter 2008 natural gas production of 150 mmcf/d, a 15% year over year increase.
     -   Total second quarter production averaged 30,557 boe/d, a 6% year over year increase.
     -   Funds flow from operations of $77 million for the quarter ended
         June 30, 2008, a 58% increase over last year.
     -   Second quarter 2008 adjusted net earnings from operations of
         $22 million, a 144% year over year increase.

     RESULTS OF OPERATIONS

     FUNDS FLOW FROM OPERATIONS

     Funds flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items. We consider funds flow from operations to be a key financial measure as it demonstrates our ability to generate funds necessary to finance future growth through capital investment. Funds flow from operations may not be comparable to similar measures presented by other companies.

     -------------------------------------------------------------------------
                              Three Months Ended           Six Months Ended
     ($000s, except                 June 30                     June 30
      per share
      amounts)               2008      2007  Change     2008      2007  Change
     -------------------------------------------------------------------------
     Funds flow from
      operations         $ 76,651  $ 48,582    58%  $145,973  $117,365    24%
     Per share
       - basic           $   0.59  $   0.38    55%  $   1.13  $   0.91    24%
       - diluted         $   0.58  $   0.36    61%  $   1.10  $   0.88    25%
     Net earnings        $ (8,561) $ 45,307  -119%  $ (6,942) $ 59,026  -112%
     Per share
       - basic           $  (0.07) $   0.35  -120%  $  (0.05) $   0.46  -111%
       - diluted         $  (0.07) $   0.34  -121%  $  (0.05) $   0.44  -111%
     -------------------------------------------------------------------------

     The following schedule sets out the determination of funds flow from operations and reconciles funds flow from operations to cash flow from operating activities:

     -------------------------------------------------------------------------
     Three months ended June 30,                              2008       2007
     -------------------------------------------------------------------------
     Operating activities
     Net earnings                                         $ (8,561)  $ 45,307
       Amortization and other                                  939      1,415
       Depletion and depreciation                           39,541     35,070
       Accretion of asset retirement obligations               825        612
       Unrealized foreign exchange (gain) loss              (4,185)   (40,275)
       Future income taxes                                  (1,564)     2,619
       Unrealized risk management (gain) loss               46,987         87
       Stock-based compensation                              1,878      2,362
       Asset retirement expenditures                          (590)      (516)
       Non-controlling interest                              1,381      1,901
     -------------------------------------------------------------------------
     Funds flow from operations                           $ 76,651   $ 48,582
       Change in non-cash working capital                   (9,934)    (5,908)
     -------------------------------------------------------------------------
     Cash flow from operating activities                  $ 66,717   $ 42,674
     -------------------------------------------------------------------------
     >>

     NET EARNINGS AND ADJUSTED NET EARNINGS FROM OPERATIONS

     Risk management losses significantly affected net earnings for the second quarter and for the six months ended June 30, 2008 and largely resulted in the
Company reporting a loss for the quarter and the six month period. During the six month period we recognized a $60.6 million net risk management loss of which $60.4 million was recognized in the second quarter. The six month loss included unrealized losses of $63 million associated with outstanding commodity hedge contracts. Of the total risk management loss reported for the six months, $47.8 million was unrealized. Risk management activities are discussed in greater detail in the Risk Management section of the MD&A and also in Note 13 to the financial statements.
     Adjusted net earnings from operations is a non-GAAP measure that adjusts net earnings by non-operating items, net of tax, that we believe reduce the comparability of our underlying financial performance between periods. The following reconciliation of adjusted net earnings from operations has been prepared to provide investors with information that is more comparable between periods. Adjusted net earnings from operations should not be considered an alternative or meaningful than net earnings detailed in accordance with GAAP.

     <<
     Summary of adjusted net earnings from operations(1)
     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
     ($000s, except per share               June 30               June 30
      amounts)                          2008     2007(3)      2008     2007(3)
     -------------------------------------------------------------------------
     Net earnings, as
      reported                      $ (8,561)  $ 45,307   $ (6,942)  $ 59,026
     Non-operational items, after
      tax
       Unrealized foreign exchange
        loss (gain)                   (3,568)   (33,807)    11,701    (38,491)
       Unrealized risk management
        loss (gain)                   33,125         59     33,668     11,819
       Stock-based compensation(2)     1,323      1,603      2,909      3,142
       Effect of statutory tax rate
        changes                            -     (4,025)         -     (4,025)
     -------------------------------------------------------------------------
     Adjusted net earnings from
      operations                    $ 22,319   $  9,137   $ 41,336   $ 31,471
     Per share
       - basic                      $   0.17   $   0.07   $   0.32   $   0.24
       - diluted                    $   0.17   $   0.07   $   0.31   $   0.24
     -------------------------------------------------------------------------
     (1) Adjusted net earnings from operations was referred to as Operating
         Earnings in prior filings.
     (2) Excludes compensation costs related to the Restricted Share Unit
         Plan.
     (3) Prior periods have been revised to conform with current period presentation.

     REVENUE

     -------------------------------------------------------------------------
                              Three Months Ended           Six Months Ended
                                    June 30                     June 30
                             2008      2007  Change     2008      2007  Change
     -------------------------------------------------------------------------
     Average production
       Natural gas
        (mmcf/d)              150       130    15%       160       139    15%
       Liquids (light
        oil & ngls)
        (bbls/d)            5,643     7,199   -22%     5,326     7,959   -33%
     -------------------------------------------------------------------------
       Total (boe/d)       30,557    28,918     6%    31,916    31,105     3%

     Benchmark prices
       AECO ($/GJ)
        Monthly index    $   8.68  $   7.07    23%  $   7.81  $   7.03    11%
         Daily index     $   9.68  $   7.00    38%  $   8.59  $   6.85    25%
       WTI (U.S.$/bbl)   $ 123.98  $  58.16   113%  $ 110.92  $  61.60    80%
       Edmonton Par
        ($/bbl)          $ 126.02  $  67.12    88%  $ 111.74  $  69.51    61%

     Realized prices
       Natural gas
        ($/mcf)          $   9.42  $   6.92    36%  $   8.39  $   7.09    18%
       Liquids ($/bbl)     110.37     60.49    82%    103.13     57.74    79%
     -------------------------------------------------------------------------
       Total ($/boe)     $  67.18  $  47.94    40%  $  60.12  $  47.43    27%

     Revenue ($000s)
       Natural gas       $126,780  $ 82,112    54%  $242,160  $178,191    36%
       Crude oil and
        ngls               60,017    44,059    36%   107,070    88,857    20%
     -------------------------------------------------------------------------
       Total             $186,797  $126,171    48%  $349,230  $267,048    31%
     -------------------------------------------------------------------------
     >>

     Natural gas production increased 15% during the second quarter and first half of 2008 as compared to 2007. Year over year liquids production decreased primarily as a result of the sale of the Company's oil property at Worsley that closed at the end of the third quarter of 2007. Overall second quarter production increased by 6% when compared to the second quarter of 2007.
     Second quarter production was impacted by high initial decline rates, typical of tight gas production, associated with new wells placed on-stream during the previous two quarters. Additionally, field activities decreased from the first quarter as a result of spring break-up and extended wet field conditions that delayed well completions and tie-ins. Finally, second quarter production realized the full impact of the previously reported high rate gas zone in a well at Bigoray that watered out during the first quarter. As a result and similar to prior years, second quarter production decreased 8% from that of the first quarter of 2008.
     Approximately 9% of Compton's natural gas production is marketed through aggregator contracts during the quarter, which received a price that was, on average, $1.25/mcf less than prices received on non-aggregator volumes.

     <<
     ROYALTIES

     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
                                        2008       2007       2008       2007
     -------------------------------------------------------------------------
     Royalties ($000s)              $ 37,686   $ 23,307   $ 71,173   $ 51,953
     Percentage of revenues             20.2%      18.5%      20.4%      19.5%
     -------------------------------------------------------------------------

     The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Year over year royalties paid by Compton are slightly higher on a percentage of revenues basis due to the proportionate increase in natural gas production which generally attracts a higher royalty rate.

     OPERATING EXPENSES

     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
                                        2008       2007       2008       2007
     -------------------------------------------------------------------------
     Operating expenses ($000s)     $ 28,448   $ 23,472   $ 57,290   $ 49,504
     Operating expenses per boe
      ($/boe)                       $  10.23   $   8.92   $   9.86   $   8.79
     -------------------------------------------------------------------------

     Operating expenses for the second quarter and for the six months ended
June 30, 2008 were higher due to higher costs associated with accelerated activity throughout the oil and gas industry. Second quarter costs are relatively consistent with the first quarter of 2008, although 7% higher on a boe basis due to lower production volumes.

     TRANSPORTATION EXPENSES

     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
                                        2008       2007       2008       2007
     -------------------------------------------------------------------------
     Transportation expenses
      ($000s)                       $  2,573   $  4,252   $  4,827   $  6,734
     Transportation expenses per
      boe ($/boe)                   $   0.93   $   1.62   $   0.83   $   1.20
     -------------------------------------------------------------------------

     Transportation expenses for the three and six months ended June 30, 2008 were significantly lower than for the comparable periods in 2007 due to reduced trucking charges associated with lower oil production.

     GENERAL AND ADMINISTRATIVE EXPENSES

     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
     ($000s, except where noted)        2008       2007       2008       2007
     -------------------------------------------------------------------------
     General and administrative
      expenses                      $ 10,038   $ 11,431   $ 22,092   $ 20,806
     Capitalized general and
      administrative expenses         (2,112)    (1,404)    (4,570)    (3,606)
     Operator recoveries                (610)      (804)    (1,284)    (1,568)
     -------------------------------------------------------------------------
     Total general and
      administrative expenses       $  7,316   $  9,223   $ 16,238   $ 15,632

     General and administrative
      expenses per boe ($/boe)      $   2.63   $   3.50   $   2.80   $   2.78
     -------------------------------------------------------------------------
     >>

     General and administrative costs for the second quarter of 2008 decreased
$1.9 million from the second quarter of 2007 and $1.6 million from the first quarter of 2008. With the decision, announced June 11, 2008, to seek a buyer for all the capital stock of the Company, we have discontinued accruing for certain year end expenses, including 2008 employee bonuses and also reversed those provided for in the first quarter. This has more than offset an overall increase in general and administrative expense resulting from higher personnel costs, higher rent associated with additional office space and insurance costs. Our annual employee bonus program is largely offset by an employee retention program that is accounted for in strategic review expenses.

     <<
     STRATEGIC REVIEW EXPENSES

     -------------------------------------------------------------------------
                                                     Three Months  Six Months
                                                            Ended       Ended
                                                          June 30     June 30
     -------------------------------------------------------------------------
     Strategic review costs ($000s)                      $  3,666    $  6,234
     Strategic review costs per boe ($/boe)              $   1.32    $   1.07
     -------------------------------------------------------------------------
     >>

     In the second quarter of 2008, we incurred approximately $3.7 million in expenses associated with the strategic review process. Compton has estimated direct costs associated with and resulting from the review process could total approximately $10.8 million, excluding any fees associated with the sale of the Company. Strategic review expenses include, among others, consulting and advisory fees, legal fees, and costs relating to employee retention.

     <<
     INTEREST AND FINANCE CHARGES

     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
                                        2008       2007       2008       2007
     -------------------------------------------------------------------------
     Interest on bank debt, net     $  5,965   $  6,039   $ 12,423   $ 11,248
     Interest on senior notes          9,041      9,798     18,022     20,243
     -------------------------------------------------------------------------
     Interest charges               $ 15,006   $ 15,837   $ 30,445   $ 31,491
     Finance charges                     590        141      1,002         31
     -------------------------------------------------------------------------
     Total interest and finance
      charges                       $ 15,596   $ 15,978   $ 31,447   $ 31,522

     Total interest and finance
      charges per boe ($/boe)       $   5.61   $   6.07   $   5.41   $   5.60
     -------------------------------------------------------------------------

     Interest costs in the three and six months ended June 30, 2008 were consistent with comparative periods in 2007. When measured on a $/boe basis, our interest and finance charges were 8% and 3% lower for the first quarter and the first half of 2008 respectively due to increased year over year production.

     WEIGHTED AVERAGE DEBT

     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
     ($000s, except where noted)        2008       2007       2008       2007
     -------------------------------------------------------------------------
     Bank Debt                      $447,747   $347,846   $433,159   $335,064
     Effective Interest Rate            5.33%      6.38%      5.68%      6.41%
     Senior unsecured notes
      (US$450,000)                  $443,182   $473,212   $442,035   $492,153
     Effective interest rate            8.16%      8.28%      8.15%      8.23%
     -------------------------------------------------------------------------

     DEPLETION AND DEPRECIATION

     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
                                        2008       2007       2008       2007
     -------------------------------------------------------------------------
     Depletion and depreciation
      ($000s)                       $ 39,541   $ 35,070   $ 81,348   $ 73,864
     Depletion and depreciation per
      boe ($/boe)                   $  14.22   $  13.33   $  14.00   $  13.12
     -------------------------------------------------------------------------
     >>

     Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry, raising the demand for and costs of goods and services. This increase in costs is reflected in increased finding, development, and on-stream costs which in turn have resulted in an increase in depletion and depreciation rates in the current quarter in comparison to the prior comparative period.

     INCOME TAXES

     Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. Note 12 in the financial statements details the calculation of the provision and the effective tax rate for the period. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

     <<
     CAPITAL EXPENDITURES

     -------------------------------------------------------------------------
     Six Months Ended June 30
      ($000s)                           2008%       2007%
     -------------------------------------------------------------------------
     Land and seismic               $ 12,497          8   $ 20,750         13
     Drilling and completions        103,089         63     88,989         58
     Production facilities and
      equipment                       48,759         29     44,067         29
     -------------------------------------------------------------------------
     Sub-total                      $164,345        100   $153,806        100
     Property acquisitions
      (divestitures) net              11,192               (45,241)
     -------------------------------------------------------------------------
     Sub-total                      $175,537              $108,565
     MPP                                 128                 3,935
     -------------------------------------------------------------------------
     Total capital expenditures     $175,665              $112,500
     -------------------------------------------------------------------------
     >>

     Capital expenditures, before acquisitions and divestitures for the first half of 2008 increased $10.5 million as compared to the same time period in
2007 primarily due to an increase of $14.1 million in drilling and completion expenditures. During the first half of 2008, we drilled 106 net wells, whereas during the same period in 2007 we drilled 75.5 net wells. Land and seismic expenditures decreased in real dollars and also as a percentage of expenditures primarily as a result of reduced seismic programs.

     RISK MANAGEMENT

     Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/US currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
     Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period indicates the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized Risk Management gain or loss.
     Risk management gains and losses recognized in the quarter are summarized in the following table.

     <<
     Risk Management (Gains) Losses
     -------------------------------------------------------------------------
                                       Three Months Ended    Six Months Ended
                                            June 30               June 30
     ($000s)                            2008       2007       2008       2007
     -------------------------------------------------------------------------
     Commodity contracts
       Realized                     $  9,704   $ (3,030)  $  9,093   $(11,783)
       Unrealized                     35,908     (3,033)    63,005     13,453
     Foreign currency contracts
       Realized                        3,720      3,072      3,720      3,072
       Unrealized                     11,075      3,120    (15,249)     3,958
     -------------------------------------------------------------------------
     Total risk management          $ 60,407   $    129   $ 60,569   $  8,700
     -------------------------------------------------------------------------

     Realized                       $ 13,424   $     42   $ 12,813   $ (8,711)
     Unrealized                       46,983         87     47,756     17,411
     -------------------------------------------------------------------------
     Total risk management          $ 60,407   $    129   $ 60,569   $  8,700
     -------------------------------------------------------------------------

     Outstanding Commodity Contracts

     The following table outlines commodity hedge contracts which were in place during the second quarter of 2008 and/or are currently in place.

     -------------------------------------------------------------------------
     Commodity             Term              Amount     Average Price   Index
     -------------------------------------------------------------------------
     Natural gas
       Collars   April 2008 - Oct. 2008 66,667 mcf/d  $7.50 - $ 8.93/mcf AECO
       Fixed     April 2008 - Oct. 2008 19,048 mcf/d          $ 7.86/mcf AECO
       Collars   Nov. 2008 - March 2009 28,571 mcf/d  $8.40 - $10.00/mcf AECO
       Fixed     Nov. 2008 - March 2009  9,524 mcf/d          $ 8.51/mcf AECO

     Crude oil
       Fixed      March 2008 - Dec. 2008  1,000 bbls/d  U.S.$93.00/bbl    WTI
     -------------------------------------------------------------------------

     Outstanding Foreign Exchange Contracts

     On June 30, 2008, the Company had the following foreign exchange contracts in place:

     -------------------------------------------------------------------------
                                                                        Mark-
                                                                          to-
                                                                       Market
     Contract      Amount     Rate       Amount          Term            gain
                    USD                   CDN                           (loss)
     -------------------------------------------------------------------------
     Currency
     Swap      $450,000,000  96.9750  $436,387,500  Matures on
                                                    December 1, 2010  $21,915
     Currency                                       Equal payments on
     Swap      $ 78,435,000  99.5500  $ 78,082,043  May 30 and Nov. 30
                                                    until 2010          1,753
     Cross
     Currency                     BA
     Interest
      Rate                      plus                Equal payments on
                                                    May 15
     Swap      $ 16,335,000   4.845% $21,002,412    and Nov. 15 until
                                                    2009               (4,471)
     -------------------------------------------------------------------------
     Total unrealized foreign exchange gain                           $19,197
     -------------------------------------------------------------------------

     LIQUIDITY AND CAPITAL RESOURCES

     -------------------------------------------------------------------------
                                                             As at      As at
                                                           June 30,   Dec. 31,
     ($000s, except where noted)                              2008       2007
     -------------------------------------------------------------------------
     Senior term notes                                    $458,370   $444,645
     Associated unrealized risk management (gain)          (21,915)   (14,146)
     -------------------------------------------------------------------------
                                                          $436,455   $430,499
     Bank debt                                             470,000    400,000
     -------------------------------------------------------------------------
     Long term debt                                       $906,455   $830,499
     Working capital deficiency (surplus)                   (3,376)    39,215
     -------------------------------------------------------------------------
     Total indebtedness                                   $903,079   $869,714
     Shareholders' equity                                 $873,293   $869,956
     Debt to adjusted EBITDA(1)(2)                            3.8x       3.6x
     Debt to total capitalization(1)                            51%        50%
     Debt to enterprise value(1)(3)                             35%        41%
     -------------------------------------------------------------------------
     (1) Excludes risk management items net of related future income taxes.
     (2) Based on trailing 12 month adjusted EBITDA as presented in Note 5 to the financial statements.
     (3) Enterprise value is the sum of market capitalization and total indebtedness.
     >>

     Our senior term notes are payable in US dollars and are translated into
Canadian dollars at the period end at the then prevailing exchange rate. Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the notes. At June 30,
2008 the carrying value of the notes increased $13.7 million from December 31,
2007 as a result of the unrealized loss on translation at June 30, 2008. In
2007, we entered into foreign exchange contracts relating to the senior notes that effectively fixes their liability in Canadian dollars through to
December 1, 2010. The unrealized mark-to-market gain on these contracts is recognized as a reduction to the notes in determining total debt and capitalization as determined above.
     Note 5 to the financial statements discusses our capital structure and certain non-GAAP measures utilized in managing our capital structure. We have targeted a total debt to capitalization ratio of between 40% and 50% and a total debt to adjusted EBITDA ratio of between 2.5 to 1 and 3.0 to 1. As at
June 30, 2008 our debt to capitalization ratio of 51% and our debt to adjusted
EBITDA of 3.8 to 1 exceed our targeted ranges. The proceeds from asset dispositions outlined below will assist us in achieving our stated targets.
     Subsequent to June 30, 2008, the Company closed the transaction for the sale of certain assets in the Peace River Arch area. Gross proceeds of
$38.5 million, before adjustments, were received from the disposition.
Additionally, Purchase and Sale Agreements have been executed relating to the sale of assets at Zama, Thornbury, and Cecil. The Company anticipates that these sales will close in August, with expected gross proceeds before adjustments of $179.6 million.
     Our corporate debt is structured to provide us with financial flexibility and coincide with the nature of our asset base. As of December 31, 2007 the reserve life index of our proved reserves was approximately 12 years. Of our existing debt, 49% consists of long term senior notes that are not due until
2013. This structure provides the ability to draw on our senior secured credit facilities to assist in funding our planned capital programs.
     The borrowing base on which our syndicated credit facility is based is determined in relation to our year end reserves. The annual review of the facility has recently been completed, giving effect to the asset sales outlined above, resulting in no adjustment to the authorized amount of
$500 million of which $470 million was drawn as of June 30, 2008. Proceeds from the asset sales will initially be used to reduce the amount outstanding subsequent to which approximately $230 million will remain available under the facilities.
     We believe internally generated funds from operations and the proceeds from the asset dispositions will be more than sufficient to fund our planned capital program.

     OUTLOOK AND GUIDANCE

     As announced on June 11, 2008, the Company's Board of Directors has
determined to seek a buyer for all of the capital stock of the Company. The
Company, together with its advisors, Tristone Capital Inc. and UBS Securities
Canada Inc., are currently in the process of preparing a Data Room that will be accessible to interested parties in early September.
     The Company is pursuing an active third quarter drilling program, however in view of the sale process, updated guidance is not being provided.

     Changes in Internal Control over Financial Reporting

     There were no changes during the quarter ended June 30, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     <<
     QUARTERLY INFORMATION

     The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

     -------------------------------------------------------------------------
                             2008                          2007
                         Q2        Q1        Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Total revenue
      (millions)    $   187   $   162   $   126   $   108   $   126   $   141
     Funds flow
      from
      operations
      (millions)    $    77   $    69   $    46   $    33   $    49   $    69
     Per share
       - basic      $  0.59   $  0.54   $  0.35   $  0.26   $  0.38   $  0.53
       - diluted    $  0.58   $  0.52   $  0.35   $  0.25   $  0.36   $  0.52
     Net earnings
      (millions)    $    (9)  $     2   $    50   $    20   $    45   $    14
     Per share
       - basic      $ (0.07)  $  0.01   $  0.39   $  0.15   $  0.35   $  0.11
       - diluted    $ (0.07)  $  0.01   $  0.38   $  0.15   $  0.34   $  0.10
     Adjusted net
      earnings from
      operations
      (millions)(1) $    26   $    19   $     8   $    (1)  $     9   $    22
     Production
       Natural gas
        (mmcf/d)        150       170       167       135       130       148
       Liquids
        (bbls/d)      5,643     5,009     4,818     7,954     7,199     8,729
     -------------------------------------------------------------------------
       Total (boe/d) 30,557    33,274    32,646    30,440    28,918    33,316

     Average price
       Natural gas
        (mmcf/d)    $  9.42   $  7.48   $  6.00   $  5.23   $  6.92   $  7.24
       Liquids
        (bbls/d)     110.37     94.97     77.60     61.91     60.49     54.20
     -------------------------------------------------------------------------
       Total
        ($/boe)     $ 67.18   $ 53.64   $ 41.94   $ 38.56   $ 47.94   $ 46.98
     -------------------------------------------------------------------------

     ---------------------------------
                             2006
                         Q4        Q3
     ---------------------------------
     Total revenue
      (millions)    $   130   $   127
     Funds flow
      from
      operations
      (millions)    $    55   $    60
     Per share
       - basic      $  0.43   $  0.47
       - diluted    $  0.42   $  0.45
     Net earnings
      (millions)    $   (10)  $    31
     Per share
       - basic      $ (0.08)  $  0.24
       - diluted    $ (0.08)  $  0.23
     Adjusted net
      earnings from
      operations
      (millions)(1) $    19   $    14
     Production
       Natural gas
        (mmcf/d)        148       142
       Liquids
        (bbls/d)      8,600     9,249
     ---------------------------------
       Total (boe/d) 33,245    32,843

     Average price
       Natural gas
        (mmcf/d)    $  6.48   $  5.38
       Liquids
        (bbls/d)      48.44     57.53
     ---------------------------------
       Total
        ($/boe)     $ 42.60   $ 42.03
     ---------------------------------
     (1) Prior periods have been revised to conform with current period presentation.
     >>

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     <<
     Compton Petroleum Corporation
     Consolidated Financial Statements
     June 30, 2008
     (Unaudited)

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Balance Sheets
     (thousands of dollars)
     -------------------------------------------------------------------------

                                                         June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------
                                                      (unaudited)
     Assets

     Current
       Cash                                           $   13,160   $    8,665
       Accounts receivable                               103,027       83,144
       Risk management gain (Note 13b)                       531        1,835
       Other current assets                               24,415       19,772
       Future income taxes                                19,186        2,606
                                                     ------------ ------------

                                                         160,319      116,022

     Property and equipment                            2,211,508    2,116,834
     Goodwill                                              9,933        9,933
     Other assets                                            325          291
     Risk management gain (Note 13b)                      23,137       14,320
                                                     ------------ ------------

                                                      $2,405,222   $2,257,400
                                                     ------------ ------------
                                                     ------------ ------------

     Liabilities

     Current
       Accounts payable                               $  137,226   $  150,796
       Risk management loss (Note 13b)                    65,686        8,832
       Future income taxes                                   154          542
                                                     ------------ ------------

                                                         203,066      160,170

     Long term debt (Note 3)                             916,951      832,188
     Asset retirement obligations (Note 7)                38,692       36,696
     Risk management loss (Note 13b)                           -        1,585
     Future income taxes                                 311,202      293,494
     Non-controlling interest (Note 8)                    62,018       63,311
                                                     ------------ ------------

                                                       1,531,929    1,387,444
                                                     ------------ ------------

     Shareholders' equity

     Capital stock (Note 4)                              245,577      235,871
     Contributed surplus (Note 9a)                        25,499       24,233
     Retained earnings                                   602,217      609,852
                                                     ------------ ------------

                                                         873,293      869,956
                                                     ------------ ------------

                                                      $2,405,222   $2,257,400
                                                     ------------ ------------
                                                     ------------ ------------

     See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Earnings and Other Comprehensive Income
     (unaudited) (thousands of dollars, except per share amounts)
     -------------------------------------------------------------------------

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                           ------------------------- -------------------------
                                  2008         2007         2008         2007
                           ------------ ------------ ------------ ------------
     Revenue
       Oil and natural gas
        revenues            $  186,797   $  126,171   $  349,230   $  267,048
       Royalties               (37,686)     (23,307)     (71,173)     (51,953)
                           ------------ ------------ ------------ ------------
                               149,111      102,864      278,057      215,095
                           ------------ ------------ ------------ ------------
     Expenses
       Operating                28,448       23,472       57,290       49,504
       Transportation            2,573        4,252        4,827        6,734
       General and
        administrative           7,316        9,223       16,238       15,632
       Stock-based
        compensation             3,620        3,982        6,616        7,248
       Strategic review
        (Note 16)                3,666            -        6,234            -
       Interest and
        finance charges
        (Note 10)               15,596       15,978       31,447       31,522
       Foreign exchange
        (gain) loss
        (Note 14)               (4,147)     (39,691)      13,759      (45,213)
       Risk management
        (gain) loss
        (Note 13c)              60,407          129       60,569        8,700
       Depletion and
        depreciation            39,541       35,070       81,348       73,864
       Accretion of asset
        retirement
        obligations                825          612        1,637        1,263
                           ------------ ------------ ------------ ------------
                               157,845       53,027      279,965      149,254
                           ------------ ------------ ------------ ------------
     Earnings (loss)
      before taxes and
      non-controlling
      interest                  (8,734)      49,837       (1,908)      65,841
                           ------------ ------------ ------------ ------------
     Income taxes (Note 12)
       Current                      10           10           18           (3)
       Future                   (1,564)       2,619        1,722        3,229
                           ------------ ------------ ------------ ------------
                                (1,554)       2,629        1,740        3,226
                           ------------ ------------ ------------ ------------

     Earnings (loss) before
      non-controlling
      interest                  (7,180)      47,208       (3,648)      62,615
     Non-controlling
      interest                   1,381        1,901        3,294        3,589
                           ------------ ------------ ------------ ------------

     Net earnings (loss)        (8,561)      45,307       (6,942)      59,026
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------
       Other comprehensive
        income                       -            -            -            -
                           ------------ ------------ ------------ ------------
     Comprehensive income
      (loss)                $   (8,561)  $   45,307   $   (6,942)  $   59,026
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     Net earnings (loss)
      per share (Note 11)
       Basic                $    (0.07)  $     0.35   $    (0.05)  $     0.46
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

       Diluted              $    (0.07)  $     0.34   $    (0.05)  $     0.44
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Retained Earnings
     (unaudited) (thousands of dollars)
     -------------------------------------------------------------------------

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                           ------------------------- -------------------------
                                  2008         2007         2008         2007
                           ------------ ------------ ------------ ------------
     Retained earnings,
      beginning of period   $  610,874   $  496,770   $  609,852   $  483,838
     Net earnings (loss)        (8,561)      45,307       (6,942)      59,026
     Premium on redemption
      of shares (Note 4)           (96)        (995)        (693)      (1,782)
                           ------------ ------------ ------------ ------------

     Retained earnings,
      end of period         $  602,217   $  541,082   $  602,217   $  541,082
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Cash Flow
     (unaudited) (thousands of dollars)
     -------------------------------------------------------------------------

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                           ------------------------- -------------------------
                                  2008         2007         2008         2007
                           ------------ ------------ ------------ ------------
     Operating activities
     Net earnings (loss)    $   (8,561)  $   45,307   $   (6,942)  $   59,026
       Amortization and
        other                      939        1,415          837        1,926
       Depletion and
        depreciation            39,541       35,070       81,348       73,864
       Accretion of asset
        retirement
        obligations                825          612        1,637        1,263
       Unrealized foreign
        exchange (gain)
        loss                    (4,185)     (40,275)      13,725      (45,855)
       Future income taxes      (1,564)       2,619        1,722        3,229
       Unrealized risk
        management (gain)
        loss                    46,987           87       47,756       17,411
       Stock-based
        compensation             1,878        2,362        4,126        4,629
       Asset retirement
        expenditures              (590)        (516)      (1,530)      (1,717)
       Non-controlling
        interest                 1,381        1,901        3,294        3,589
                           ------------ ------------ ------------ ------------
                                76,651       48,582      145,973      117,365
       Change in non-cash
        working capital         (9,934)      (5,908)      (9,608)      (1,655)
                           ------------ ------------ ------------ ------------

                                66,717       42,674      136,365      115,710
                           ------------ ------------ ------------ ------------

     Financing activities
       Issuance of bank debt    34,933       55,615       70,171       40,615
       Proceeds from share
        issuances (net)          5,071          725        6,989        2,602
       Distributions to
        limited partner         (2,294)      (2,293)      (4,586)      (4,586)
       Redemption of common
        shares                    (113)      (1,173)        (837)      (2,119)
                           ------------ ------------ ------------ ------------

                                37,597       52,874       71,737       36,512
                           ------------ ------------ ------------ ------------

     Investing activities
       Property and equipment
        additions              (62,875)     (50,597)    (163,925)    (156,025)
       Property acquisitions      (675)        (592)     (11,673)        (592)
       Property dispositions         -          572          480       45,833
       Change in non-cash
        working capital        (44,218)     (41,626)     (28,489)     (39,035)
                           ------------ ------------ ------------ ------------

                              (107,768)     (92,243)    (203,607)    (149,819)
                           ------------ ------------ ------------ ------------

     Change in cash             (3,454)       3,305        4,495        2,403

     Cash, beginning of
      period                    16,614       10,974        8,665       11,876
                           ------------ ------------ ------------ ------------

     Cash, end of period    $   13,160   $   14,279   $   13,160   $   14,279
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Notes to the Consolidated Financial Statements
     (unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
     June 30, 2008
     -------------------------------------------------------------------------

     1.  Basis of presentation

     Compton Petroleum Corporation (the "Company" or "Compton") explores for and produces petroleum and natural gas reserves in the Western Canadian
     Sedimentary Basin.

     These consolidated financial statements include the accounts of the
     Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership
     (the "Partnership" or "MPP") in accordance with Accounting Guideline 15
     ("AcG-15"), Consolidation of Variable Interest Entities, as outlined in
     Note 8.

     These consolidated interim financial statements have been prepared by
     Management in accordance with accounting principles generally accepted in
     Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below.

     All amounts are presented in Canadian dollars unless otherwise stated.

     2.  Changes in accounting policies and procedures

     On January 1, 2008, the Company adopted the Canadian Institute of
     Chartered Accountants ("CICA") Handbook Section 3031, "Inventories",
     Handbook Section 1400, "General Standards of Financial Statement
     Presentation", Handbook Section 3862, "Financial Instruments -
     Disclosures", Handbook Section 3863, "Financial Instruments -
     Presentation", and Handbook Section 1535, "Capital Disclosures".

     The adoption of these standards has had no significant impact on the
     Company's consolidated financial statements. The effects of the implementation of the new standards are discussed below.

     a)  Inventories

         The new standard replaces the previous standard and requires the consistent grouping of like assets and the application of the first-
         in-first-out or weighted average cost formula methodology. Spare parts inventory are tangible assets with a useful life that extends beyond one year and are held for re-deployment rather than re-sale.
         As such, they have been included in property and equipment and are depreciated on a per unit of production basis.

     b)  General standards of financial statement presentation

         The new standard requires assessing an entity's ability to continue as a going concern and disclosing such if any uncertainty exists.

     c)  Financial instruments disclosure and presentation

         The new standards require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed by the Company as disclosed in Note 13.

     d)  Capital disclosures

         The new standard requires disclosure about the Company's objectives, policies and process for managing its capital structure as disclosed in Note 5.

     3.  Long term debt

                                                         June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------
     Syndicated bank debt
       Prime rate                                     $   70,000   $   50,000
       Bankers' acceptance                               400,000      350,000
       Discount to maturity                               (1,403)      (1,574)
                                                     ------------ ------------
                                                         468,597      398,426
                                                     ------------ ------------
     Senior term notes
       US $450 million senior term notes                 458,370      444,645
       Unamortized transaction costs                     (10,016)     (10,883)
                                                     ------------ ------------
                                                         448,354      433,762
                                                     ------------ ------------

     Total long term debt                             $  916,951   $  832,188
                                                     ------------ ------------
                                                     ------------ ------------

     As at June 30, 2008, the Company had arranged authorized senior credit facilities with a syndicate of banks in the amount of $500 million.
     Subsequent to June 30, 2008, the banking syndicates annual review of the
     Company's credit facilities was completed and renewed under the same terms and conditions. Certain syndicate members representing $90 million of the facility, have elected not to extend their participation beyond the term date of the renewed facility, July 2, 2009.

     4.  Capital stock

     Issued and outstanding
                                 June 30, 2008           December 31, 2007
                           ------------------------- -------------------------
                               Number                    Number
                             of shares     Amount      of shares     Amount
                           ------------ ------------ ------------ ------------
                              (000s)                    (000s)
     Common shares
      outstanding,
      beginning of period      129,098   $  235,871      128,503   $  231,992
       Shares issued for
        services                    50          490            -            -
       Shares issued under
        stock option plan        1,125        9,360          993        4,603
       Shares repurchased          (78)        (144)        (398)        (724)
                           ------------ ------------ ------------ ------------

     Common shares
      outstanding,
      end of period            130,195   $  245,577      129,098   $  235,871
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     The Company maintains a normal course issuer bid program on an annual basis. Under the current program, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval. During the six months ended
     June 30, 2008 the Company purchased for cancellation 78,300 common shares at an average price of $10.69 per share (December 31, 2007 - 398,300 shares at an average price of $9.98 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

     5.  Capital structure

     The Company's capital structure is comprised of shareholders equity plus long-term debt. The Company's objectives when managing its capital structure are to:

         a) ensure the Company can meet its financial obligations,
         b) retain an appropriate level of leverage relative to the risk of
            Compton's underlying assets, and
         c) finance internally generated growth and potential acquisitions.

     Compton manages its capital structure based on changes in economic conditions and the Company's planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

     The Company monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to adjusted Earnings Before Interest, Taxes,
     Depreciation and Amortization ("adjusted EBITDA").

     Compton targets a total net debt to capitalization ratio of between 40%
     and 50% calculated as follows:

     As at period ended                                  June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------
     Senior term notes                                $  458,370   $  444,645
     Associated unrealized risk management (gain)        (21,915)     (14,146)
                                                     ------------ ------------

                                                         436,455      430,499
     Bank debt                                           470,000      400,000
                                                     ------------ ------------
     Long-term debt                                      906,455      830,499
     Working capital (surplus) deficiency(x)              (3,376)      39,215
                                                     ------------ ------------
     Total net debt                                      903,079      869,714
     Total shareholder's equity                          873,293      869,956
                                                     ------------ ------------

     Total capitalization                             $1,776,372   $1,739,670
                                                     ------------ ------------
                                                     ------------ ------------

     Total net debt to capitalization ratio                   51%          50%
                                                     ------------ ------------
                                                     ------------ ------------
     (x) excludes risk management items, net of related future income taxes

     Compton's senior term notes, denominated in US dollars, are translated into Canadian dollars at period end at the then prevailing exchange rate.
     Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes. At June 30, 2008 the carrying value increased by $13.7 million from December 31, 2007 as a result of the unrealized loss on translation.
     In 2007, the Company entered into foreign exchange contracts relating to the senior notes that effectively fixes their liability in Canadian dollars through to December 1, 2010. The unrealized risk management gain on these contracts is recognized as a reduction to the notes in determining total net debt and capitalization as calculated above.

     The Company's total net debt to capitalization increased to 51% at
     June 30, 2008 from 50% at December 31, 2007 as a result of increased borrowings relating to first half activities.

     Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.
     At June 30, 2008 total net debt to adjusted EBITDA was 3.8x (December 31,
     2007 - 3.6x) calculated on a trailing 12 month basis as follows:

     As at period ended                                  June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------

     Total net debt                                   $  903,079   $  869,714
                                                     ------------ ------------
                                                     ------------ ------------

     12 months ended                                     June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------

     Net earnings                                     $   63,298   $  129,267
     Add (deduct)
       Interest and finance charges                       63,418       63,493
       Income taxes                                      (27,921)     (26,435)
       Depletion, depreciation and amortization          158,895      151,411
       Accretion of asset retirement obligations           3,092        2,718
       Foreign exchange (gain) loss                      (19,745)     (78,717)
                                                     ------------ ------------

     Adjusted EBITDA                                  $  241,037   $  241,737
                                                     ------------ ------------
                                                     ------------ ------------

     Net debt to adjusted EBITDA                             3.8x         3.6x
                                                     ------------ ------------
                                                     ------------ ------------

     The Company is in the process of divesting of certain non-core assets.
     Proceeds from these divestments are expected to be such that, subsequent to closing, the Company will be within the range of its stated capital structure targets. The timing of these divestitures is discussed in
     Note 17 to these consolidated financial statements.

     Compton is subject to certain financial covenants relating to its credit facility and senior notes and at June 30, 2008 is in compliance with all such financial covenants.

     6.  Business combination

     On December 21, 2007 the Company acquired all of the issued and outstanding shares of WIN Energy Corporation. The transaction was accounted for using the purchase method and during the period ended
     March 31, 2008 the purchase price allocation was finalized. The result was a decrease to petroleum and natural gas properties of $1.0 million and an increase to the future income tax asset of $1.0 million over that reported at December 31, 2007.

     7.  Asset retirement obligations

     The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                         June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------
     Asset retirement obligations, beginning
      of period                                       $   36,696   $   29,791
       Liabilities incurred                                2,268        8,719
       Liabilities settled and disposed                     (210)      (4,532)
       Accretion expense                                   1,637        2,718
       Revision of estimate                               (1,699)           -
                                                     ------------ ------------

     Asset retirement obligations, end of period      $   38,692   $   36,696
                                                     ------------ ------------
                                                     ------------ ------------

     8.  Non-controlling interest

     Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of Mazeppa Processing Partnership
     (MPP). Equity in MPP, attributable to its partners, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                         June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------
     Non-controlling interest, beginning of period    $   63,311   $   66,350
       Earnings attributable to non-controlling
        interest                                           3,294        6,132
       Distributions to limited partner                   (4,587)      (9,171)
                                                     ------------ ------------

     Non-controlling interest, end of period          $   62,018   $   63,311
                                                     ------------ ------------
                                                     ------------ ------------

     MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability pursuant to the guarantee at June 30, 2008 is $7.6 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

     9.  Stock-based compensation plans

     a)  Stock option plan

         The following tables summarize the information relating to stock options:

                                 June 30, 2008           December 31, 2007
                           ------------------------- -------------------------
                                          Weighted                  Weighted
                                           average                   average
                               Stock      exercise       Stock      exercise
                              options       price       options       price
                           ------------ ------------ ------------ ------------
                              (000s)                    (000s)

     Outstanding, beginning
      of period                 12,084   $     8.49       11,611   $     7.79
       Granted                     501   $     9.75        2,074   $    11.02
       Exercised                (1,125)  $     5.78         (993)  $     3.47
       Forfeited                  (257)  $    12.70         (608)  $    11.97
                           ------------ ------------ ------------ ------------

     Outstanding, end
      of period                 11,203   $     8.72       12,084   $     8.49
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     Exercisable, end
      of period                  7,507   $     7.27        7,240   $     6.20
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

         The range of exercise prices of stock options outstanding and exercisable at June 30, 2008 was as follows:

                           Outstanding options           Exercisable options
                   ----------------------------------- -----------------------
                                 Weighted
                                 average
                                remaining    Weighted                Weighted
     Range of       Number of  contractual   average    Number of    average
      exercise       options      life       exercise    options     exercise
      prices       outstanding   (years)      price    outstanding    price
     ------------- ----------- ----------- ----------- ----------- -----------
                     (000s)                              (000s)

     $1.45 - $3.99      2,448         2.0       $2.66       2,448       $2.66
     $4.00 - $6.99      1,247         3.2       $4.44       1,247       $4.44
     $7.00 - $9.99      1,792         2.3       $8.13       1,049       $7.62
     $10.00 - $11.99    2,748         3.0      $11.20       1,107      $11.10
     $12.00 - $13.99    1,619         2.2      $12.63         966      $12.56
     $14.00 - $18.39    1,349         2.6      $14.69         690      $14.69
                   ----------- ----------- ----------- ----------- -----------

                       11,203         2.6       $8.72       7,507       $7.27
                   ----------- ----------- ----------- ----------- -----------
                   ----------- ----------- ----------- ----------- -----------

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                           ------------------------- -------------------------
                               2008         2007         2008         2007
                           ------------ ------------ ------------ ------------
     Weighted average fair
      value of options
      granted                    $4.56        $5.24        $3.95        $4.38
     Risk-free interest rate       3.1%         4.3%         3.4%         4.0%
     Expected life (years)         5.0          5.0          5.0          5.0
     Expected volatility          38.5%        38.6%        38.4%        39.2%

         The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                         June 30, December 31,
                                                            2008         2007
                                                     ------------ ------------
     Contributed surplus, beginning of period         $   24,233   $   16,974
     Stock-based compensation expense                      4,126        8,416
     Stock options exercised                              (2,860)      (1,157)
                                                     ------------ ------------

     Contributed surplus, end of period               $   25,499   $   24,233
                                                     ------------ ------------
                                                     ------------ ------------

     b)  Restricted share unit plan

         On March 1, 2008, the Company implemented a Restricted Share Unit
         Plan ("RSU" or "the plan") for employees, officers and directors. The purpose of the Plan is to attract and retain personnel necessary to the successful operation of the Company and promote greater alignment of their interests to that of Compton's shareholders. Under the Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the Plan. Generally RSUs so granted vest over three years commencing with the first anniversary date of grant and entitle the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU. On
         March 10, 2008, 899,400 RSUs were granted under the Plan.

         In accordance with CICA Handbook section 3870 the Company recognizes, as compensation costs, the change in the intrinsic value of the RSUs over the vesting period. During the six months ending June 30, 2008 the Company recognized, within stock-based compensation, $2.5 million
         (March 31, 2008 - $0.8 million) of compensation costs related to outstanding RSUs. The corresponding liability is included in accounts payable as at June 30, 2008. All outstanding RSUs expire in 2011.

     c)  Share appreciation rights plan

         CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended June 30, 2008 and 2007, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these
         SARs amounts to $1.0 million, which is included in accounts payable as at June 30, 2008 (December 31, 2007 - $1.0 million). All outstanding SARs having a variable component expire at various times through 2011.

     10. Interest and finance charges

     Amounts charged to interest expense during the period were:

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                           ------------------------- -------------------------
                               2008         2007         2008         2007
                           ------------ ------------ ------------ ------------
     Interest on bank
      debt, net             $    5,965   $    6,039   $   12,423   $   11,248
     Interest on senior
      term notes                 9,041        9,798       18,022       20,243
     Other finance charges         590          141        1,002           31
                           ------------ ------------ ------------ ------------

                            $   15,596   $   15,978   $   31,447   $   31,522
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous interest revenue and expense.

     11. Per share amounts

     The following table summarizes the common shares used in calculating net earnings per common share:

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                           ------------------------- -------------------------
                               2008         2007         2008         2007
                           ------------ ------------ ------------ ------------
                              (000s)       (000s)       (000s)       (000s)

     Weighted average common
      shares outstanding
      - basic                  129,804      129,149      129,493      128,861
     Effect of stock
      options                    1,820        4,003        3,499        4,015
                           ------------ ------------ ------------ ------------

     Weighted average
      common shares
      outstanding
      - diluted                131,624      133,152      132,992      132,876
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     12. Income taxes

     The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                           ------------------------- -------------------------
                               2008         2007         2008         2007
                           ------------ ------------ ------------ ------------
     Earnings before taxes
      and non-controlling
      interest              $   (8,734)  $   49,837   $   (1,908)  $   65,841
                           ------------ ------------ ------------ ------------

     Canadian statutory
      rates                       29.5%        32.1%        29.5%        32.1%
     Expected income taxes  $   (2,577)  $   15,998   $     (563)  $   21,135
     Effect on taxes
      resulting from:
       Non-deductible
        stock-based
        compensation               554          759        1,218        1,487
       Effect of tax rate
        changes and
        temporary
        differences recorded
        at future rates          2,353       (5,798)         741      (10,199)
       Non-taxable capital
        (gains) losses          (1,756)      (6,424)         630       (7,320)
       Other                      (128)      (1,906)        (286)      (1,877)
                           ------------ ------------ ------------ ------------

     Provision for income
      taxes                 $   (1,554)  $    2,629   $    1,740   $    3,226
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     Current                $       10   $       10   $       18   $       (3)
     Future                     (1,564)       2,619        1,722        3,229
                           ------------ ------------ ------------ ------------

                            $   (1,554)  $    2,629   $    1,740   $    3,226
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     Effective tax rate           17.8%         5.3%      (91.2%)         4.9%
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

     13. Financial instruments and risk management

     At June 30, 2008, the Company's financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, bank debt, senior term notes and risk management assets and liabilities relating to the use of derivative financial instruments.

     The following summarizes a) fair values of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risks associated with financial assets and liabilities.

     a)  Fair value of financial assets and liabilities

         The fair value of financial assets and liabilities were as follows:

                                 June 30, 2008           December 31, 2007
                           ------------------------- -------------------------
                             Carrying        Fair      Carrying        Fair
                              Amount        Value       Amount        Value
                           ------------ ------------ ------------ ------------
     Financial assets
       Held-for-trading
         Cash               $   13,160   $   13,160   $    8,665   $    8,665
         Other current
          assets                24,415       24,415       19,772       19,772
         Risk management
          assets(x)             23,668       23,668       16,155       16,155
       Loans and receivables
         Accounts receivable   103,027      103,027       83,144       83,144
     Financial liabilities
       Held-for-trading
         Risk management
          liabilities(x)    $   65,686   $   65,686   $   10,417   $   10,417
       Other financial
        liabilities
         Accounts payable      137,226      137,226      150,796      150,796
         Bank debt             468,597      468,597      398,426      398,426
         Senior term notes     448,354      448,057      433,762      415,743

     (x) Includes current and non-current

         The carrying value of cash, accounts receivable, other current assets, accounts payable, and bank debt approximate fair value due to the short term nature of these instruments and variable rates of interest. The senior term notes trade in the US and the estimated fair value was determined using quoted market prices. Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indications and forecasts.

     b)  Risk management assets and liabilities

         i) Net risk management positions

         Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

                                                        Total        Total
                             Commodity     Foreign     June 30,   December 31,
                             Contracts    Currency       2008         2007
                           ------------ ------------ ------------ ------------
     Unrealized gain
       Current asset        $        -   $      531   $      531   $    1,835
       Non-current asset             -       23,137       23,137       14,320

     Unrealized loss
       Current liability       (61,215)      (4,471)     (65,686)      (8,832)
       Non-current liability         -            -            -       (1,585)
                           ------------ ------------ ------------ ------------

     Total unrealized gain
      (loss)                $  (61,215)  $   19,197   $  (42,018)  $    5,738
                           ------------ ------------ ------------ ------------
                           ------------ ------------ ------------ ------------

         ii) Net fair value of commodity positions

         On June 30, 2008, the Company had the following commodity contracts in place:

                                      Daily
                                    Notional        Average         Mark-to-
     Commodity          Term         Volume          Price           Market
     ---------------- ----------- ------------ ------------------ ------------
                                                                   gain (loss)
     Natural Gas

       Summer collar   Apr./08 -
                        Oct./08    66,667 mcf   $7.50 - $8.93/mcf   $ (24,097)
       Summer fixed    Apr./08 -
                        Oct./08    19,048 mcf   $7.86/mcf              (9,296)
       Winter collar   Nov./08 -
                        Mar./09    28,571 mcf   $8.40 - $10.00/mcf    (13,211)
       Winter fixed    Nov./08 -
                        Mar./09     9,524 mcf   $8.51/mcf              (6,164)
     Oil fixed price   Mar./08 -
                        Dec./08     1,000 bbl   US $93.00/bbl          (8,909)
     Electricity       Jan./07 -
                        Dec./08        2.5 MW   $55.00/MWh                462
                                                                  ------------
     Total unrealized commodity loss                                $ (61,215)
                                                                  ------------
                                                                  ------------

         iii) Net fair value of foreign currency positions

         On June 30, 2008, the Company had the following foreign exchange contracts in place:

                                                                         Mark-
     Contract     Amount      Rate     Amount           Term              to-
                   USD                   CDN                            Market
     -------------------------------------------------------------------------
                                                                         gain
                                                                        (loss)
     Currency
      Swap     $450,000,000  96.9750  $436,387,500 Matures on
                                                   December 1, 2010  $ 21,915
     Currency
      Swap     $ 78,435,000  99.5500  $ 78,082,043 Equal payments on
                                                   May 30 and Nov. 30
                                                   until 2010           1,753
     Cross
      Currency
      Interest
      Rate
      Swap     $ 16,335,000  BA plus  $ 21,002,412 Equal payments on
                             4.845%                May 15 and Nov. 15
                                                   until 2009          (4,471)
                                                                     ---------
     Total unrealized foreign exchange gain                          $ 19,197
                                                                     ---------
                                                                     ---------

     c)  Risk management gains and losses

         Risk management gains and losses recognized in the consolidated statements of earnings and other comprehensive income during the periods relating to commodity prices and foreign currency
         transactions are summarized below:

     Six months ended               Commodity   Foreign     2008       2007
      June 30, 2008                 Contracts   Currency    Total      Total
     -----------------              ---------  ---------  ---------  ---------
     Unrealized change in fair
      value                         $ 63,005   $(15,249)  $ 47,756   $ 17,411
     Realized cash settlements         9,093      3,720     12,813     (8,711)
                                    ---------  ---------  ---------  ---------

     Total (gain) loss              $ 72,098   $(11,529)  $ 60,569   $  8,700
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------

     Three months ended             Commodity   Foreign     2008       2007
      June 30, 2008                 Contracts   Currency    Total      Total
     -----------------              ---------  ---------  ---------  ---------
     Unrealized change in fair
      value                         $ 35,908   $ 11,075   $ 46,983   $     87
     Realized cash settlements         9,704      3,720     13,424         42
                                    ---------  ---------  ---------  ---------

     Total (gain) loss              $ 45,612   $ 14,795   $ 60,407   $    129
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------

         The gains and losses realized during the year on the electricity contract are included in operating expenses.

     d)  Risk associated with financial assets and liabilities

         The Company is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

         i)    Market risk

         Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

     -   Commodity price risk

         The Company is exposed to commodity price movements as part of its normal oil and gas operations. Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold.
         Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts, WTI NYMEX prices for oil contracts and power pool spot prices for electricity contracts. Prices are valued in Canadian dollars unless otherwise disclosed. The Company does not use derivative contracts for speculative purposes.

         At June 30, 2008, with respect to commodity contracts in place on that date, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and negatively impacted before tax earnings by approximately $4.3 million. A similar decline in commodity prices would have had the opposite impact.

     -   Foreign exchange rate risk

         Compton is exposed to fluctuations in the exchange rate between the
         Canadian dollar and the US dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Company's expenses are denominated in Canadian dollars. To mitigate the exposure to the fluctuating
         Canada/US exchange rate the Company maintains a mix of US and
         Canadian dollar denominated debt. In addition Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars in order to manage the risk.

         With Board of Director approval, during 2007, the Company entered into a series of foreign exchange contracts relating to the
         US$450 million senior notes due December 1, 2013, effectively fixing the liability in Canadian dollars through to December 1, 2010, being the second call date of the senior notes. Additionally, the Company entered into a series of foreign exchange contracts relating to the semi-annual interest settlement obligations until November 30, 2010.

         At June 30, 2008, a $0.01 increase in the value of the Canadian dollar, when measured against the US dollar, would have reduced the fair value of the foreign exchange contracts and negatively impacted before tax earnings by approximately $4.8 million. A similar decrease of $0.01 would have had the opposite impact.

     -   Interest rate risk

         The Company is exposed to interest rate risk principally associated with borrowings. Floating rates, associated with bank debt, expose the Company to short-term movements in interest rates. Fixed rates, associated with the senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

         The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

         At June 30, 2008, a 100 basis point increase in floating interest rates, would negatively impact the cross currency interest rate swap before tax earnings by approximately 2.5 million. A similar decrease in floating rates would have the opposite impact.

         ii)   Credit risk

         The Company is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Company.

         A significant portion of Compton's accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks. The allowance for doubtful accounts is less than 1% of total balances and relates to receivables acquired through corporate acquisitions and disputes with partners. Substantially all of the receivable balances at June 30,
         2008 were current.

         In the money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Company's banking syndicate. At June 30, 2008, Compton had two financial institutions whose net settlement position individually accounted for more than 10% of the fair value of the outstanding in-the-money net financial instrument contracts.

         The Company regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria. As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-
         investment grade credit rating.

         The maximum credit risk exposure associated with the Company's financial assets is the carrying amount.

         iii)  Liquidity risk

         Compton is exposed to liquidity risk which is the risk that the
         Company will be unable to generate or obtain sufficient cash to meet its commitments as they come due. Mitigation of this risk is achieved through the active management of cash and debt. In managing liquidity risk, in addition to cash flow generated from operating activities, the Company has access to sources of funding at competitive rates through public debt markets, capital markets, property dispositions and banks as disclosed in Note 5. Compton believes it has sufficient funding through the use of these facilities to meet any foreseeable cash requirements.

         The timing of cash outflows relating to financial liabilities are outlined below:

                   1 year    2-3 years    4-5 years     +5 years        Total
               -----------  -----------  -----------  -----------  -----------
     Accounts
      payable  $  137,226   $        -   $        -   $        -   $  137,226
     Risk
      management
      liabilities  65,686            -            -            -       65,686
     Bank debt          -      470,000            -            -      470,000
     Senior term
      notes             -            -            -      458,370      458,370
               -----------  -----------  -----------  -----------  -----------

               $  202,912   $  470,000   $        -   $  458,370   $1,131,282
               -----------  -----------  -----------  -----------  -----------
               -----------  -----------  -----------  -----------  -----------

     14. Foreign exchange (gain) loss

     Amounts charged to foreign exchange (gain) loss during the period ended are as follows:

                               Three months ended         Six months ended
                                     June 30,                  June 30,
                            ------------------------  ------------------------
                                2008         2007         2008         2007
                            -----------  -----------  -----------  -----------
     Foreign exchange on
      translation of US$
      debt                  $   (4,185)  $  (40,275)  $   13,725   $  (45,855)
     Other foreign exchange         38          584           34          642
                            -----------  -----------  -----------  -----------

     Total (gain) loss      $   (4,147)  $  (39,691)  $   13,759   $ (45,213)
                            -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------

     15. Supplemental cash flow information

     Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                               Three months ended         Six months ended
                                     June 30,                  June 30,
                            ------------------------  ------------------------
                                2008         2007         2008         2007
                            -----------  -----------  -----------  -----------
     Interest paid          $   24,598   $   25,336   $   31,230   $   29,517
     Taxes paid                      -            -            -            -
                            -----------  -----------  -----------  -----------

                            $   24,598   $   25,336   $   31,230   $   29,517
                            -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------

     16. Strategic review

     In response to certain concerns raised by Centennial Energy Partners LLC, a major shareholder of Compton, the Board of Directors of the Company
     announced, in a news release dated February 28, 2008, that it would undertake a formal review of the Company's business plans and alternatives for enhancing shareholder value. The review was conducted under the direction of a Special Committee of the Board comprised of
     Compton's independent directors.

     Subsequent to the completion of the review process, as announced on
     June 11, 2008, the Company's Board of Directors has determined to seek a buyer for all of the capital stock of the Company.

     The Company has estimated direct costs associated with, and resulting from the review process will total approximately $10.8 million. These costs include among others, consulting and advisory fees, legal fees, and costs relating to employee retention but do not include fees payable associated with a sale of the Company. Costs are recognized as incurred and, as at June 30, 2008, the Company has recorded $6.2 million of strategic review related expenses.

     17. Subsequent events

     Subsequent to June 30, 2008, the Company closed the transaction for the sale of certain assets in the Peace River Arch. Gross proceeds before adjustments were received in the amount of $38.5 million from the disposition. Additionally, Purchase and Sale Agreements have been executed relating to the sale of assets at Zama, Thornbury and Cecil. The
     Company anticipates that these sales will close in August, with expected gross proceeds before adjustments of $179.6 million.

     18. Reclassification

     Certain amounts disclosed for prior periods have been reclassified to conform with current period presentation.
     >>

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, or N.G. Knecht, VP Finance & CFO, or Lorna Klose, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax: (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 19:14e 11-AUG-08